Exhibit 12


THE MONTANA POWER COMPANY

Computation of Ratio Earnings to Fixed Charges
(Dollars in Thousands)


	 Twelve Months
	    Ended
	June 30,1998

Net Income	$ 132,792

Income Taxes	   49,655
	$ 182,447



Fixed Charges:
	Interest	$  64,730
	Amortization of Debt Discount,
		Expense and Premium	1,532
	Rentals	   35,542
			$ 101,804



Earnings Before Income Taxes
	and Fixed Charges	$ 284,251



Ratio of Earning to Fixed Charges	   2.79 x